[Letterhead of Mitchell Silberberg & Knupp LLP]

October 17, 2006

Via FedEx and EDGAR

Hanna T. Teshome, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UPFC Auto Financing Corporation
Registration Statement on Form S-3
File No. 333-137374
Filed September 15, 2006

Dear Ms. Teshome,

At the request of UPFC Auto Financing Corporation (“UAFC”), the registrant, we are writing to respond to the comments contained in the letter to Ray C. Thousand, President of UAFC, dated October 6, 2006, regarding the referenced registration statement and the other documents incorporated or to be incorporated in that registration statement. For your convenience we have repeated each comment, numbered as in the letter to Mr. Thousand, and followed each comment with the response to that comment.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: UPFC Auto Receivables Corp. (“UARC”), an affiliate of UAFC, and its parent United Auto Credit Corporation (“UACC”) have recently engaged in a

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securitization of automobile contracts such as those to be involved in offerings contemplated by the instant registration statement utilizing an issuing entity established by UARC pursuant to a registration statement as to which UARC is the registrant. The CIK code for the issuing entity in this prior securitization is as follows:

UPFC Auto Receivables Trust 2006-A: 0001365261

In addition, UARC and UACC have previously been engaged in the securitization of automobile contracts such as those to be involved in offerings contemplated by the instant registration statement utilizing issuing entities established by Ace Securities Corp. (“ACE”), an unaffiliated third party pursuant to registration statements as to which ACE is the registrant. The CIK codes for the issuing entities in these prior securitizations are as follows:

UPFC Auto Receivables Trust 2004-A: 0001303842

UPFC Auto Receivables Trust 2005-A: 0001323730

UPFC Auto Receivables Trust 2005-B: 0001343660

UACC served as the “sponsor” (as that term is now defined in Regulation AB) and continues to serve as the servicer in connection with these prior securitizations. In its capacity as servicer, UACC has been responsible for Exchange Act reporting for each of these transactions. UACC has been current and timely with Exchange Act reporting during the last twelve months with respect to these securitizations. In each prior securitization other than the securitization involving UPFC Auto Receivables Trust 2006-A, UARC acquired automobile contracts from UACC and immediately transferred them to ACE for subsequent transfer to the securitization trust. In the securitization involving UPFC Auto Receivables Trust 2006-A, UARC acquired automobile contracts from UACC and immediately transferred them to the securitization trust. UARC holds the entire equitable interest in each of the securitization trusts.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: It is the expectation of UAFC that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. UAFC also intends to file full copies of finalized agreements, as executed, under a Form 8-K as promptly as possible following their execution, which may occur after filing of the final Rule 424(b) prospectus.

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3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We hereby confirm that that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

Cover

5.	Please identify the sponsor on the cover page. Refer to Item 1102(a) of Regulation AB.

Response: The information required by Item 1102(a) of Regulation AB was included in the S-3 as filed. The S-3 identifies UACC as the sponsor on the outside front cover pages of (a) the base prospectus, (b) the prospectus supplement for transactions involving issuances of senior and subordinated classes of notes (“Prospectus Supplement 1”) and (c) the prospectus supplement for transactions involving issuances of notes insured under an unconditional and irrevocable insurance policy (“Prospectus Supplement 2”).

6.	Please briefly describe any credit enhancement or other support for the transaction on the cover page. Refer to Item 1102(h) of Regulation AB.

October 17, 2006

Response: The cover page of Prospectus Supplement 1 has been revised in response to this comment. The cover pages of Prospectus Supplement 2 and the base prospectus already contain the information required by Item 1102(h) of Regulation AB.

Important Notice about Information Presented, page S-3

7.	Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise the third bullet point accordingly.

Response: The S-3 has been revised in response to this comment. Please see page S-3 of the revised Prospectus Supplement 1 and page S-3 of the revised Prospectus Supplement 2.

Sale, Assignment and Servicing of Automobile Contracts, page S-48

8.	We note that the servicer may direct the trust to sell automobile contracts that are more than 60 days delinquent; up to 20% of the initial number of receivables in the automobile contract pool. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response: Under Item 1101(c)(1) of Regulation AB, the basic definition of “asset-backed security” is “a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders; provided that in the case of financial assets that are leases, those assets may convert to cash partially by the cash proceeds from the disposition of the physical property underlying such leases.” (Emphasis added)

The automobile contracts, as installment sales contracts with fixed monthly payments, by their terms all provide that such automobile contracts convert into cash within a finite time, assuming the obligors of these automobile contracts perform willfully and comply with their payment obligations. We are not aware of any rule or regulation which suggests that poor performance by the obligors will prevent the underlying assets from being qualified as financial assets to support an asset-backed security, or that an asset-backed security will fail to qualify as an asset-backed security by reason of the obligors’ failure to perform. Therefore, the security to be offered under this registration statement meets the general definition of an asset-backed security.

Regulation AB recognizes that notwithstanding the fact that certain receivables will convert into cash within a finite time period, the obligors under such receivables from

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time to time will default on their obligations and cause certain receivables to be liquidated by the servicer. For example, Item 1108(c)(5) of Regulation AB requires the disclosure of the servicer’s process for handling liquidations of the underlying receivables. Similarly, Item 1105(a) of Regulation AB requires the disclosure of static pool information, including cumulative losses which are calculated by considering the cumulative net dollars charged off for any receivables less any recoveries received from the defaulted receivables.

Consistent with Regulation AB, which contemplates that defaulted receivables will need to be liquidated, the 20% provision in question is merely a form of liquidation and recovery on defaulted receivables in that it essentially permits defaulted automobile contracts to be sold in lieu of the underlying automobile being repossessed and sold.

Therefore, as discussed above, we believe the foregoing arrangement is consistent with the definition of an asset-backed security.

Optional Purchase, page S-49

9.	We note that the seller has the right to repurchase automobile contracts in a manner that will not include automobile contracts repurchased as a result of breaches of representations and/or covenants. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response: As noted in our response to comment number 8 above, we recognize that an “asset-backed security” is a security that is primarily serviced by receivables that that by their terms convert into cash within a finite time period. Under the provision in question, no more than 2% of the aggregate principal balance of the automobile contracts at inception can be repurchased by the seller. Therefore, at least 98% of the pool of automobile contracts will be dedicated to the servicing of the asset-backed security. As we are not aware that any quantitative value has been assigned to the term “primarily” as used in the definition of an asset-backed security, we believe that if a security will be serviced by at least 98% of the underlying pool of receivables, such arrangement meets the “primarily” test.

In addition, historically, each of our transactions has been overcollateralized so that the initial aggregate principal balance of automobile contracts exceeds the aggregate principal amount of the offered securities by substantially more than 2% and we anticipate that will continue to be the case for the anticipated transactions under this registration statement. Therefore, the underlying security to be offered, even absent the 2% of receivables from the inception of the transaction, will be serviced by receivables the principal balance of which is greater than the amount of securities being offered. Accordingly, the provision in question does not detract from the requirement that the asset-backed security be primarily serviced by the cash flow of the underlying pool of receivables.

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Therefore, we believe the foregoing arrangement is consistent with the definition of an asset-backed security.

Base Prospectus

Pre-Funding, page 19

10.	We note that you contemplate pre-funding to purchase additional automobile contracts. Please revise your disclosure to clarify that any pre-funding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the pre-funding account.

Response: The suggested disclosure was already included in the S-3 as filed. The second bullet point on page 20 of the base prospectus provides the following disclosure: “Pre-Funded Amount will not exceed 50% of the issuance proceeds of the notes and the Pre-Funding Period will end prior to one year from the date of issuance of the notes on the related closing date.”

Credit and Cash Flow Enhancement, page 23

11.	We note the list of credit and cash flow enhancements that may be included in a take down. The general terms and conditions of all credit and cash flow enhancements reasonably contemplated to be included in future offerings must be in the base prospectus. Please revise this section to separately discuss each form of credit and cash flow enhancement. Please separate out each item under an appropriate classification and describe how each operates. Please refer to Items 1114 and 1115 of Regulation AB.

Response: The S-3 has been revised in response to this comment. Please see pages 23 and 24 of the revised base prospectus.

12.	We also note that a credit enhancement for a series of securities may cover one or more other series of securities and that the securityholder of any series will be subject to the risk that credit enhancement may be exhausted by the claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response: We have deleted the following text from the second full paragraph of page 23 of the base prospectus since we have not and will not provide any credit enhancement which will cover more than one series of securities: “and credit

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enhancement for a series of securities may cover one or more other series of securities.” We believe this revision should eliminate the concerns reflected in your comment #12.

Available Information, page 43

13.	The public reference facilities of the SEC are located at 100 F Street NE, Washington, DC 20549. Please revise.

Response: The S-3 has been revised in response to this comment. Please see the revised page 44 of the base prospectus.

Part II

Item 17. Undertakings, page II-3

14.	Please include the undertakings required under Items 512(a)(5)(i)(A) and (B) and 512(a)(6)(1)-(iv) or explain why it is not required.

Response: The S-3 has been revised in response to this comment. Please see the revised page II-4 of Part II of the S-3.

Concurrently with our delivery of this response letter, UAFC is filing an Amendment Number 1 to its Registration Statements on Form S-3. Enclosed with the hard copy of this letter is a marked copy of Amendment Number 1 to Registration Statements on Form S-3 reflecting the changes noted above.

October 17, 2006

Please let us know at your earliest convenience if you have any further comments. Please give us a call at (310) 312-3738 so that we may discuss with you any concerns which may remain.

Very truly yours,

/s/ Andrew E. Katz
Andrew E. Katz
MITCHELL SILBERBERG & KNUPP LLP

AEK:fcl

Enclosures

Cc:	Ray C. Thousand
Arash A. Khazei